UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date March 30, 2012	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TASMAN METALS LTD. (the "Issuer")
#1305 - 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7
Phone: (604) 685-9316

2.	Date of Material Change

March 21, 2012

3.	Press Release

The press release was released on March 21, 2012 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.	Summary of Material Change(s)

See attached press release for details.

5.	Full Description of Material Change

See attached press release for details.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Officer

Nick DeMare, CFO & Director
Phone: (604) 685-9316

9.	Date of Report

March 30, 2012

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	21st March 2012

TASMAN’S PEA STUDY OF NORRA KARR HEAVY RARE EARTH AND ZIRCONIUM PROJECT DEMONSTRATES ROBUST ECONOMICS AND LONG MINE LIFE

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV : TSM) (Frankfurt : T61); (NYSE AMEX : TAS).  Mr Mark Saxon, President & CEO, is pleased to announce the positive technical and financial results achieved from the NI 43-101 Compliant Preliminary Economic Assessment (PEA) of the Norra Karr heavy rare earth element (REE) and zirconium (Zr) project in southern Sweden.

“The PEA clearly demonstrates the strong economics of this highly strategic project, with the majority of the projected cash flow sourced from the production of the critical heavy rare earth elements, dysprosium, terbium and yttrium” said Mark Saxon, Tasman’s President and CEO.  “Norra Karr is one of the largest and most economically robust projects amongst its peers, due to the high contribution of the high value critical rare earth elements, the substantial capital and operating cost benefits provided by existing infrastructure, and the simple mineralogy that allows ambient temperature and pressure processing.”

PEA Financial Highlights Include:

•	$1,464 million before-tax value (NPV at 10% discount rate);
•	49.6% before-tax Internal Rate of Return (IRR);
•	Before-tax payback period of 2.6 years;
•	$5.3 Billion in revenue over the first 20 years and $10.9 billion over the 40 year life of mine;
•	Initial capital expenditures of $290 million (including contingency of $66.82 million or 30%);
•	Average annual operating expenses of $74.3 million or $10.93 per kg of mixed TREO concentrate;
•	Conservative basket price of US$51 per kg versus current China FOB basket price of US$184.85;

Key Project Attributes:

•	REE recoveries of 80% and byproduct zirconium recoveries of 60%;
•
Average annual mixed TREO concentrate production of 6,800 tonnes including 290 tonnes of dysprosium oxide (Dy2O3), 43 tonnes of terbium oxide (Tb2O3), 773 tonnes of neodymium oxide (Nd2O3) and 2,360 tonnes of yttrium oxide (Y2O3), in mixed concentrate form;

•	Average annual production of 15,000 tonnes of zirconium carbonate concentrate (on a 100% ZrO2 basis);
•
70% of the projected economic value of the project (86% of TREO revenue) is expected to be derived from the production of Norra Karr’s four critical rare earth elements (CREE), dysprosium, terbium, neodymium and yttrium;

•	New “In Pit” mineral resource estimate of 41.6 Mt at 0.57% TREO with 51% HREO/TREO% and 1.70% Zr2O (Indicated), and 16.5 Mt at 0.64 % TREO with 49% HREO/TREO% and 1.70% Zr2O (Inferred);
•	40 year mine life;
•	Low start-up capital costs due to the excellent existing infrastructure at Norra Karr;
•	Proximal to operating ports with rapid access to the European market;
•	Simple process flow sheet and high recoveries due to success in bench scale metallurgical testing.

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM NYSE AMEX: TAS www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 36 SWEDEN

Preliminary Economic Assessment

Tasman’s 100% owned Norra Karr project is the only NI 43-101 compliant REE resource in mainland Europe, located in mining-friendly Sweden.  Norra Karr lies 15km NNE of the township of Gränna and 300km SW of the capital Stockholm in mixed forestry and farming land.

The PEA for Norra Karr was completed by leading independent mining consultants “Pincock, Allen & Holt” (PAH) of Denver, Colorado.  Metallurgical process design was completed by Mr John Litz of JE Litz and Associates, Colorado, on the basis of data provided from process testing of Norra Karr mineralization completed by SGS Canada Inc. (SGS) in Lakefield, Canada, and the Geological Survey of Finland (GTK) in Outokumpu, Finland.

The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.  Development of the project will occur as an open pit mine, with crushing, grinding, beneficiation and mineral dissolution occurring in the immediate vicinity of the pit.  High purity precipitates of a mixed rare earth carbonate concentrate and a zirconium carbonate concentrate will be produced.

A summary of the operating assumptions and financial model for Norra Karr can be found in Tables 1 - 2 below:

Table 1: Norra Karr Project, Annual Operating Summary

Production	Units	Year 1	Year 2	Year 3-20 (avg)	Year 21-40 (avg)
Total Tonnes mined (ore+waste)	Mt	2.91	2.54	2.82	2.58
Strip Ratio	Waste : Ore	2.86	1.24	0.87	0.75
Tonnes processed	Mt	752	1,133	1,504	1,458
Grade TREO	%	0.53	0.56	0.58	0.60
Grade ZrO2%		1.61	1.60	1.64	1.77
Recovery TREO	%	80%	80%	80%	80%
Recovery ZrO2%		60%	60%	60%	60%

Mixed TREO concentrate	Tonnes	3,165	5,067	6,946	7,004
Zirconium Carbonate concentrate	Tonnes	7,260	10,893	14,831	15,492

Table 2: Norra Karr Project, Summary of Projected Revenue, Expenditure and NPV

	First 20 Years ($ million CAD)	40 Year Mine Life ($ million CAD)
Total Revenue	5,275.3	10,858.5
Initial Capital Expenditures (including contingency)	290.2	290.2
Sustaining Capital Expenditures	74.1	217.1
Royalty Payments	13.2	27.2
Mine Reclamation Costs	10.9	10.9
Total Before-tax Cash Flow (undiscounted)	3,419.4	7,376.1

Before-tax NPV @ 10%	1,214.7	1,464.1
Before-tax NPV @ 12%	1,015.9	1,168.0
Before-tax NPV @ 14%	855.0	949.4
Before-tax IRR (%)	49.6%	49.6%
Before-tax Payback Period (years)	2.6	2.6

Long-term Average REE Basket Price	US$51.00	US$51.00
REE Basket Price Discounted for Refining	US$31.60	US$31.60

“When in production, the project will make a very significant contribution to the availability of heavy rare earth elements outside of China, and provide long term security of these metals for Europe” said Mark Saxon.  “With this encouraging independent assessment in hand, Tasman shall accelerate progress during 2012, with additional drilling, further refinement of our metallurgical process, extensive work on permitting and initiation of a full Pre-Feasibility Study (PFS)”.

Geology and Mineralization

Norra Karr is a zirconium and rare earth element enriched peralkaline (agpaitic) nepheline syenite intrusion which covers 350m x 1200m in area.  The deepest extents of the mineralized intrusion have not been delineated, but exceed 320m.  The rock units comprising the Norra Karr intrusion are uncommon on a global scale, and include mineral phases that are comprised of or associated with REE's, Zr, Nb, Y and Hf.  The most abundant intrusion present is grännaite, a medium grained syenite consisting of alkali feldspar, nepheline, aegirine, natrolite, eudialyte and catapleite.  Lesser units include lakarpite (arfvedsonite-albite nepheline syenite), pulaskite (microcline-arfvedsonite-albite nepheline syenite) and kaxtorpite (eckermannite-microcline-aegirine-pectolite-nepheline syenite). Intervals of irregular coarse grained pegmatite schlieren with equivalent mineralogy to the grännaite are also commonly developed.  The Norra Kärr intrusion is hosted by granitoide rocks which close to the contacts (0-25m) exhibit signs of fenitization (metasomatic alteration).

The rare earth and zirconium bearing minerals at Norra Karr comprise almost exclusively the zirconosilicates: eudialyte and catapleiite.  Rare mosandrite, rosenbushite and cerite have been described locally.  Eudialyte and catapleiite are both soluble in moderate strength sulphuric acid at room temperature and pressure, which has allowed for development of a simple flow sheet with low consumption of both reagents and energy.  The bulk sample used in concentrate preparation showed eudialyte comprised approximately 6% of the rock, and typically contained between 5 and 10 weight % TREO.

Spatial distribution of rare earth minerals at Norra Karr is very consistent.  TREO grade, mineral grain size and HREO/TREO% varies only slightly across the deposit in a concentric manner.  REE bearing minerals have not been noted to vary with either strike or depth to any significant degree.

Uranium (U) and thorium (Th) levels at Norra Karr are considered low for an REE-enriched intrusion and do not significantly exceed background.  The thorium (average value 7 ppm) and uranium (average value 14 ppm) present in the Norra Karr deposit are believed disseminated within the REE minerals.

Updated Mineral Inventory and “In-Pit” Mineral Resource Estimate

In 2011, Tasman completed two extensive drill programs with the goal of increasing the overall size of the resource as well as increasing the confidence level in the existing NI 43-101 compliant estimate.  In conjunction with the release of this PEA, Tasman is pleased to announce a revised NI 43-101 compliant estimate for Norra Karr. The resource estimate was prepared by Pincock Allen & Holt ("PAH") / Minarco-Mineconsult (both subsidiaries of Runge Ltd)

A block model mineral inventory showing grade and tonnage relationships at five geological cutoff grades for percent total rare earth oxides (%TREO) is presented in Table 3.  At a geological cutoff grade of 0.4 %TREO, the Norra Karr deposit contains a mineral inventory of 69.1 million tonnes at 0.60% TREO and 1.82% ZrO2.  The ratio of HREO/TREO for this tonnage is 52%.  Both grade and total tonnage have increased over the NI43-101 compliant estimate of November 2010.

Table 3: Norra Karr Project – March 2012 Block Model Mineral Inventory and REO Distribution

Cutoff TREO %						LREO
	Tonnes	TREO	HREO	LREO	HREO/	La203	Ce203	Pr203	Nd203	Sm203
	MT	%	%	%	TREO %	%	%	%	%	%
0.20	148.8	0.42	0.24	0.19	56%	0.037	0.083	0.011	0.044	0.012
0.30	85.0	0.55	0.29	0.26	53%	0.052	0.116	0.015	0.060	0.016
0.40	69.1	0.60	0.31	0.29	52%	0.058	0.131	0.017	0.067	0.018
0.50	58.8	0.63	0.33	0.30	52%	0.059	0.136	0.018	0.070	0.019
0.60	38.8	0.67	0.35	0.32	52%	0.062	0.144	0.019	0.076	0.021

Cutoff TREO %			HREO
	Tonnes	TREO	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
	MT	%	%	%	%	%	%	%	%	%	%	%
0.20	148.8	0.42	0.002	0.014	0.003	0.021	0.005	0.015	0.002	0.015	0.002	0.159
0.30	85.0	0.55	0.002	0.018	0.004	0.025	0.006	0.017	0.003	0.017	0.002	0.200
0.40	69.1	0.60	0.002	0.019	0.004	0.027	0.006	0.018	0.003	0.017	0.002	0.215
0.50	58.8	0.63	0.002	0.020	0.004	0.028	0.006	0.018	0.003	0.017	0.002	0.224
0.60	38.8	0.67	0.003	0.022	0.004	0.029	0.006	0.019	0.003	0.018	0.002	0.240

Notes:
1.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3.
The block model mineral inventory was completed by Mr Geoffrey Reed, Senior Consulting Geologist of Minarco-Mineconsult (Australia), and is based on geological and geochemical data supplied by Tasman, audited by Mr Reed. Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release. A Technical Report with the estimate will be filed on SEDAR within 45 days.

4.	Cut-off grades are geological cut-offs and not based on economics.
5.	Block model mineral inventories are not mineral resources because the reasonable prospects of economic extraction standard has not been satisfied.
6.	The resource estimate is based on:
o
A database of 49 diamond drill holes completed by the Company since December 2009 where samples were composited on 2m lengths. Assays were completed at ALS Chemex, with check sampling completed by ACME Laboratories Ltd.

o	Specific gravity (SG) used the overall mean of 2.70 g/cc from 179 SG readings.
o	Block model was estimated by inverse distance squared interpolation method on blocks 100m x 20m x 20m.

For the purposes of the PEA and following a supply and demand study of the heavy REE market, PAH was requested to optimize the resource and pit that would allow for the production 6,000 – 7,000 tonnes of separated rare earth oxides per annum over an initial mine life of 20 years.  This production rate was chosen due the globally significant output of the heavy REE’s dysprosium, yttrium and terbium that will be produced from Norra Karr under this scenario.

Using this production rate and duration guidance provided by Tasman, PAH produced a Whittle pit model to estimate the in-pit Mineral Resource as provided in Table 4.  Expansion of the annual production rate or extending the mine life beyond 20 years will be reviewed in the upcoming PFS.

Table 4: Norra Karr Project, NI43-101 Compliant March 2012 “In-Pit” Mineral Resource1 Estimate

Classification	Tonnes Mt	TREO %	LREO %	HREO %	HREO/TREO %	ZrO2%	Tonnes of Contained TREO
Indicated	41.6	0.57	0.28	0.29	50.8	1.70	237,120
Inferred	16.5	0.64	0.33	0.31	48.4	1.70	94,050

Notes:
1.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. The Preliminary Economic Assessment includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results projected in the Preliminary Economic Assessment will be realized and actual results may vary substantially.

2.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
3.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
4.
"In-pit" Mineral Resources were estimated by PAH using the Whittle pit optimization software and scoping level economic parameters for commodity prices, metal recoveries and current operating expenses as presented in the PEA and summarized in this press release.

5.	Mineral Resources are reported at a marginal cutoff grade of 0.285% TREO.

Mine Design Considerations

Mine design consists of a single open pit with single entry ramp.  As the Norra Karr deposit is covered by only a thin (typically less than 1 metre) layer of soil, no significant pre-strip is required.  Below this soil layer the rock is unweathered, therefore no consideration need be given to variation in mineralogy or grade relating to weathering.  A two year ramp up period is anticipated to full production, with a total modeled mine life of twenty years.

Mining will be carried out using dump trucks and excavators as mining equipment with haulage via the access ramp to the nearby processing facility.  The life of mine open pit strip ratio is estimated to be 0.85:1 (waste:ore) with a mine life of 40 years. The mill feed at full operation is 1.5 million tonnes per year, or approximately 4,100 tonnes per day.

Beneficiation and Processing Considerations

Flow sheet design within this PEA incorporates the results from ambient temperature/pressure leach testing and roast/leach testing of whole ore completed at SGS during late 2010 and 2011 under the guidance of Mr Les Heymann; and beneficiation and ambient temperature/pressure leach testing of mineral concentrate completed at GTK during 2011 under the guidance of Mr John Litz.  Metallurgical test work was undertaken on two approximately 100 kg samples.  These samples were comprised of drill core intervals selected from across the Norra Karr deposit to represent both the resource grade at a 0.4% TREO cut-off (grade of 0.54% TREO) and the range of ore types encountered.  The samples can be considered representative based on the current understanding of the project.

The rare earth and zirconium bearing minerals at Norra Karr comprise almost exclusively the zirconosilicates: eudialyte and catapleiite.  Both minerals are soluble in moderate strength sulphuric acid at room temperature and pressure, which has allowed for development of a simple flow sheet with low consumption of both reagents and energy.

The simplified ore processing modeled under the PEA at Norra Karr consists of:

Crush & Grind

•	Crushing and grinding to approximately 90 µm in sequential semi-autogenous and ball/rod mills;

Beneficiation

•	Magnetic separation to exclude a non-magnetic feldspar/nepheline fraction;
•	Flotation to exclude aegirine (clinopyroxene);
•	Excluded fractions (25-35% of original volume) will be diverted to tailing storage, and considered for other commercial options;

Hydrometallurgy

•	Sulphuric acid digestion of the REE mineral concentrate;
•	Thickening and solid/liquid separation to divert REE-bearing pregnant solution;
•	Stepwise precipitation of REE and Zr carbonate through addition of sodium carbonate;
•	Calcination to yield final >90% pure mixed REE carbonate and Zr carbonate products for bagging and sale;
•	Contaminants and undissolved solid phase will be neutralized with limestone slurry and diverted to a tailings storage;
•	Acid in the liquid phase shall be recycled where possible, the balance neutralized with limestone;
•	Process water will be purified with a reverse osmosis plant to ensure suitable for discharge and efficient reuse;

Transport of Final REE and Zr Products

•	Saleable products (mixed REE carbonate and Zr carbonate) shall be transported off site by existing road and rail networks;

Under the planned PFS, process optimization shall include testing of individual ore types, review of nepheline/feldspar co-product value and saleabilty, testing of additional digestion and precipitation mechanisms to reduce reagent and effluent streams.

Capital Cost Estimate

The capital cost estimate for the start up of the Norra Karr project is CA$290 million, which includes a 30% cost contingency as outlined in Table 5.  Costs considered include all equipment needed for mining and processing, including a tailings facility, warehouses, offices and upgrades to existing power and road infrastructure, plus any additional infrastructure required for the Norra Karr project based on achieving a PEA Study with an accuracy of +/-35%.  Indirect costs such as engineering, procurement, construction management and owner’s costs are incorporated in the costing of the consolidated capital items.

Access to water and power are considered to be available on or very close to site respectively.  A major highway lies 0.5km from the project, and rail within 25km which are considered suitable for transport in and out of all required materials and products.  Villages and towns in the immediate region provide sources of skilled and semi-skilled labor including those with mining industry experience, and construction of accommodation is not considered necessary.

Table 5: Norra Karr Project, Initial Capital Cost Items

($ million CAD)
Mining	18.2
Processing	120.0
Tailings and Management Facilities	75.0
Other Infrastructure	10.0
Total	223.2

Contingency (30%)	66.8
Total Initial Capital Cost	290.0

Operating Cost Estimate

The Operating Cost estimates for the mining operation were developed by PAH with contribution from Golder Associates, Sweden.  The operating costs for the metallurgical process operations were developed by consulting metallurgist, Mr. John Litz of JE Litz and Associates, Colorado.  The Operating Cost for the mining and metallurgical operations cover all stages up to the shipment of REE and Zr concentrates, as well as water management, tailings disposal, transport of material to and from site, general and administration fees along with associated infrastructure and services.

The project operating estimate is based on the following assumptions:
•	Average of 1.5 million tonnes of ore mined per year following ramp up;
•	Average of 1.2 million tonnes of waste rock mined per year following production ramp up;
•	Approximately 6,950 tonnes of mixed REO concentrate produced per year following production ramp up;
•	A total of 250 employees required for all operations.

Overall Operating Costs at Norra Karr are estimated to be $74.4 million per year or $10.93/kg of mixed TREO concentrate output. A summary of the costs is shown in Table 6.

Table 6: Norra Karr Project, Operating Cost Items

	Average Annual Cost (Thousands $/y)	Average Cost Per kg of Mixed TREO concentrate ($/kg)	Average Cost Per Tonne of Ore Milled ($/T)
Mining	10,224	1.52	3.801
Processing	60,256	8.84	41.48
Closure Cost Accrual	272	0.04	0.19
General and Administrative	3,632	0.53	2.50
Total	74,383	10.93
1. Mining costs based on per tonne of ore and waste

Output of the various REE’s based on the operating scenario above is provided in Table 7.  Note that output quantity is given in oxide equivalent form.  Mine-gate output is as a mixed rare earth carbonate.  The financial model for Norra Karr under this PEA assumes no revenue from Ho, Er, Tm, Yb and Lu due to the small market size and lack of robust historical pricing.

Table 7: Norra Karr Project, Annual REE Production Output (Mixed Concentrate, Tonnes)

REO Name		% of Ore (Average)	Year 1 (Tonnes)	Year 2 (Tonnes)	Year 3–20 (Average)	Year 21–40 (Average)
Lanthanum	La2O3	10.01	317	507	695	701
Cerium	Ce2O3	22.52	713	1,141	1,564	1577
Praseodymium	Pr2O3	2.86	91	145	199	200
Neodymium	Nd2O3	11.31	358	573	786	792
Samarium	Sm2O3	2.98	94	151	207	209
Europium	Eu2O3	0.37	12	19	26	26
Gadolinium	Gd2O3	3.16	100	160	219	221
Terbium	Tb2O3	0.63	20	32	44	44
Dysprosium	Dy2O3	4.25	135	215	295	298
Holmium	Ho2O3	0.93	29	47	65	65
Erbium	Er2O3	2.87	91	145	199	201
Thulium	Tm2O3	0.45	14	23	31	32
Ytterbium	Yb2O3	2.73	86	138	190	191
Lutetium	Lu2O3	0.37	12	19	26	26
Yttrium	Y2O3	34.55	1094	1,751	2,400	2420
Total		100.00	3,165 T	5,066 T	6,945 T	7,003 T

REE and Zr Pricing and Market Considerations

In the development of the price deck for this PEA, much effort was expended by Tasman and PAH to ensure the price forecast was realistic and conservative.  Price forecasts were compiled and studied from industry groups including Roskill and IMCOA, as well as financial analysts including Dundee Securities, Cormark Securities, Euro Pacific Canada, CIBC World Markets, and Global Hunter Securities.  Also taken into consideration were previously published PEA and PFS studies from competing REE projects including, Avalon Rare Metals, Quest Rare Mineral, Hudson Resources, Matamec and Frontier Rare Earths.   The three year trailing price average for China FOB pricing from Asian Metals was also reviewed.

Price forecasts between the various analysts and competing REE projects differ substantially, with particular divergence in the forecast for cerium and lanthanum.  The Norra Karr deposit provides little exposure to cerium and lanthanum (approximately 3% of annual revenue), and this divergence plays only a minor role in the financial modeling within.  The majority of industry analysts expect an increase in consumption of rare earth elements, particularly those considered to be in the critical rare earth oxide (CREO) category as defined in the August 2011 report issued by Technology Metals Research.  These CREO elements include Tasman’s major revenue drivers of dysprosium, yttrium, terbium, neodymium, and europium.

This PEA is based upon the production of a mixed REE concentrate, as modeling of separation of this concentrate into individual rare earth oxides was considered beyond the scope of the study.  For separation, Tasman is exploring multiple options, which include outsourcing, partnerships, and new technologies.  For the scope of this report, modeled pricing is at a discount of 38% to the final separated oxide selling price given in Table 8 to account for the cost of separation by a third party.  The undiscounted REE basket price used in the PEA analysis was US$51.00 and therefore the corresponding long term discounted basket price was US$31.60.

Zirconium carbonate shall be produced with the rare earth products based on the current metallurgical process design.  Zirconium carbonate is an important input into the rapidly growing zirconium chemicals industry, with zirconium carbonate being the pre-cursor material from which other zirconium chemicals are manufactured.  The end products from zirconium carbonate include: antiperspirant actives, paint driers, leather tanning products, paper coatings and automotive catalysts.  Currently, the majority of zirconium carbonate is sourced from zircon, which requires extensive processes and chemical cracking operations to separate zirconium. According to data published by independent consulting firm TZ Minerals International, the zirconium chemicals market is the fastest growing segment of the zirconium market and is estimated to account for 18% of the zirconium market in 2012 or approximately 250,000 tonnes.  Price forecasts and current spot pricing for zirconium carbonate was not available and as such, the price of zirconia or zirconium oxide has been used as a proxy.  As a result, a conservative price forecast of $3.77 per kg was used in the model, in line with competitor PEA pricing.

The price deck used in the PEA is illustrated in Table 8.

Table 8: Rare Earth Oxide and Zirconia Equivalent “Price Deck” Assumed for Norra Karr PEA

		Tasman Estimated Long-term Market Price (US$/kg)	Feb 2012 China FOB Price1 (US$/kg)	Norra Karr - % of TREO Revenue (Based on Avg. Production)
Lanthanum	La2O3	10.00	35.00	1.9%
Cerium	Ce2O3	5.00	31.00	2.2%
Neodymium	Nd2O3	75.00	165.00	16.6%
Praseodymium	Pr2O3	75.00	160.00	4.2%
Samarium	Sm2O3	10.00	71.00	0.5%
Europium	Eu2O3	500.00	3,375.00	3.6%
Gadolinium	Gd2O3	40.00	100.00	1.9%
Terbium	Tb2O3	975.00	2,550.00	12.1%
Dysprosium	Dy2O3	520.00	1,500.00	43.4%
Yttrium	Y2O3	20.00	155.00	13.6%
Norra Karr REE “Basket Price”		51.00	184.85

Basket Price with 38% Discount		31.60
Zirconia Equivalent	ZrO2	3.77	7.152
Note: no value applied to Ho, Er, Tm, Yb, or Lu due to lack of available historical prices
1. Feb 2012 China FOB price quoted as average prices from Asian Metals.
2. Zirconia prices quoted as average prices from Industrial Minerals

Economic Analysis and Technical Assumptions

For the analysis, the Norra Karr deposit was analyzed based on an open pittable recoverable resource of 58.1Mt million tonnes grading 0.59% TREO (50.0% HREO/TREO) and 1.70% ZrO2, in the inferred and indicated categories. This resource provides for a greater than 20 year mine life, however if the entire deposit were to be included at the current estimated processing rate, the project would have a mine life of approximately 100 years.

The current mining and processing assumptions are for a mining rate of 1.5 million tonnes per year with average TREO recoveries of 80% and average ZrO2 recoveries of 60%. The project’s mining and process assumptions are listed in Table 9.  No provision is made for inflation, and the capital invested is assumed to be sourced as equity.

Based upon the total capital cost estimate of $290 million over a 1.5 year construction period, the before tax NPV at 10% discount rate as determined by PAH is $1,464 million as detailed in Table 2 above.  Payback on the project is within 3 years from the start of production, and generates a pre-tax IRR of 49.6%.

Table 9: Norra Karr, Mining and Processing Assumptions

Item	Unit	Base Case Value
Total Ore Mined (40 year mine life estimate)	M tonnes	58.1
Processing Rate	Tonnes / year	1,500,000
Life of Mine	years	40.0
Average Process Recovery for REOs	%	80
Average Process Recovery for Zr	%	60
Average Mining Cost	($ / tonne mined)	3.80
Average Processing Cost	($ / tonne milled)	41.48
Average General & Administration Costs	($ / tonne milled)	2.50
Average Closure Cost Accrual	($ / tonne milled)	0.19

In addition to the direct capital expenditures, it is estimated that the working capital requirement at time of mine start-up is to be $9.0 million and reclamation costs at the end of the 40 year project life is expected to be $10.9 million.

Sensitivity Analysis

Beyond the base case analysis, a sensitivity analysis was performed on the economic model to assess the impact for changes in the REE price deck as well as changes to the operational costs. The results of the sensitivity analysis are provided in Table 10, 11 and 12, which demonstrate that the economic model is most sensitive to changes in the REO basket prices followed by initial capital expenditures and finally increases or decreases in operational costs.

Table 10: Norra Karr, Sensitivity Analysis of Cost Assumptions under PEA – Change in REO Basket Price

Selling Price of REO Basket		NPV @ 8%	NPV @ 10%	NPV @ 12%	IRR
US$ 66.30/kg	Increase 30%	$2,619,276	$2,062,558	$1,665,924	63.4%
US$ 61.20/kg	Increase 20%	$2,372,801	$1,863,059	$1,499,932	58.9%
US$ 56.10/kg	Increase 10%	$2,126,327	$1,663,560	$1,333,939	54.3%
US$ 51.00/kg	Base Case	$1,879,852	$1,464,060	$1,167,947	49.6%
US$ 45.90/kg	Decrease 10%	$1,633,378	$1,264,561	$1,001,955	44.8%
US$ 40.80/kg	Decrease 20%	$1,386,903	$1,065,062	$835,962	39.9%
US$ 35.70/kg	Decrease 30%	$1,140,429	$865,563	$669,970	34.8%

Table 11: Norra Karr, Sensitivity Analysis of Cost Assumptions under PEA – Change in Initial Capital Expenditure

Initial Capital Expenditure		NPV @ 8%	NPV @ 10%	NPV @ 12%	IRR
$348,024	Increase 20%	$1,821,848	$1,406,056	$1,109,943	42.7%
$319,022	Increase 10%	$1,850,850	$1,435,058	$1,138,945	45.9%
$290,020	Base Case	$1,879,852	$1,464,060	$1,167,947	49.6%
$261,018	Decrease 10%	$1,908,854	$1,493,062	$1,196,949	54.1%
$232,016	Decrease 20%	$1,937,856	$1,522,064	$1,225,951	59.6%

Table 12: Norra Karr, Sensitivity Analysis of Cost Assumptions under PEA – Change in Operational Costs

Operating Costs/kg TREO Output		NPV @ 8%	NPV @ 10%	NPV @ 12%	IRR
$13.12	Increase 20%	$1,705,676	$1,322,431	$1,049,619	46.0%
$12.03	Increase 10%	$1,792,764	$1,393,246	$1,108,783	47.8%
$10.93	Base Case	$1,879,852	$1,464,060	$1,167,947	49.6%
$9.84	Decrease 10%	$1,966,941	$1,534,875	$1,227,111	51.4%
$8.75	Decrease 20%	$2,054,029	$1,605,690	$1,286,275	53.2%

Environmental Assessment

The Swedish Mining Act provides a clear pathway to resource development, and Tasman has hired a skilled team of staff and consultants to move the project forwards through appropriate legislation as quickly as possible.

Environmental and archeological baseline studies were conducted during 2011 by consulting group Mirab AB which provides adequate information for the submission of a Mine Lease application during Q2 2012.  Golder Associates Sweden are currently preparing the application document.  Tasman is completing a program of thorough community, government agency and other stakeholder engagement in line with this process.

NI 43-101 Compliance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements by, or under the supervision of, Mr Craig Horlacher and Mr Paul Gates of Pincock Allen & Holt, Mr Geoff Reed of Runge Ltd and Mr John Litz of JE Litz and Associates all of whom are independent Qualified Persons as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Samples submitted by Tasman Metals Ltd used with the resource calculation quoted above were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice. Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists oversaw this data collection.  Metallurgical products produced during research by the Geological Survey of Finland (GTK) were analyzed by the XRF technique in the laboratories of Labtium Oy in Finland.  Labtium Oy is an independent consulting laboratory, fully accredited to industry standards.

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-AMEX under the symbol “TAS”.  REE demand is increasing, due to the metals unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
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Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources.  This news release uses the term "inferred mineral resource."  We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission.  The estimation of inferrred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.  U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.